UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Front Yard Residential Corporation

(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

35904G107

(CUSIP Number)

Joseph Gatti

Executive Vice President and Secretary

Amherst Residential, LLC

5001 Plaza on the Lake, Suite 200

Austin, Texas 78746

512-342-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Single Family Residential Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst SFRP VI GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Residential, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 35904G107

1	NAME OF REPORTING PERSONS Amherst Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON OO

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Front Yard Residential Corporation, a Maryland corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 5100 Tamarind Reef Christiansted, United States Virgin Islands 00820.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by:

i.	Amherst Single Family Residential Partners VI, LP, a Delaware limited partnership (“Fund VI”);

ii.	Amherst SFRP VI GP, LLC, a Delaware limited liability company and general partner of Fund VI (“SFRP GP”);

iii.	Amherst Residential, LLC, a Delaware limited liability company and an indirect parent company of SFRP GP (“AmRes”); and

iv.	Amherst Holdings, LLC, a Delaware limited liability company (“Holdings” and together with Fund VI, SFRP GP and AmRes, the “Reporting Persons”).

(b) (c) The principal business address of the Reporting Persons is 5001 Plaza on the Lake, Suite 200, Austin, Texas 78746. The principal business of Fund VI is to directly or indirectly acquire bulk portfolios of single-family rental homes, including take private acquisitions of companies owning such homes. The principal business of SFRP GP is to act as the general partner of Fund VI. The principal business of AmRes is to own and manage, through its subsidiaries, portfolios of single-family rental properties and make other private equity investments. The principal business of Amherst Holdings is that of a holding company, including to act as majority equity owner of AmRes and a member of SFRP GP.

The name, business address, present principal occupation and citizenship of each of the directors of AmRes and Holdings (the “Schedule A Persons”) are set forth in Schedule A hereto and are incorporated herein by reference.

(d) (e) During the last five years, none of the Reporting Persons has, nor, to their knowledge, have any of the Schedule A Persons, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was, nor, to their knowledge, were any of the Schedule A Persons, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Investment Agreement (as defined below), on May 4, 2020, Fund VI agreed to purchase 4,400,000 shares of Common Stock (the “Acquired Shares”) from the Issuer for an aggregate cash purchase price of $55,000,000. Fund VI will fund the purchase using capital contributions from its limited partners.

Item 4. Purpose of Transaction

The response to Item 6 is incorporated herein by reference.

Fund VI agreed to acquire the Acquired Shares in furtherance of the actions contemplated by the Termination and Settlement Agreement (as described below) and for the purpose of making an investment in the Issuer.

Subject to the terms, conditions and limitations of the Investment Agreement, the Reporting Persons may from time to time engage in discussions with the Issuer’s Board of Directors, the Issuer’s management and other persons with respect to the management, operations, business, and financial condition of the Issuer and such other matters as the Reporting Persons may deem relevant to, among other things, their investment in the Issuer’s Common Stock or Promissory Note (as defined below).

The Reporting Persons may directly or indirectly at any time or from time to time determine, either alone or as part of a group, and subject to the terms, conditions and limitations of the Investment Agreement and Promissory Note, (a) to acquire additional securities or indebtedness of the Issuer, through open-market purchases, privately negotiated transactions or otherwise; (b) to dispose of all or a portion of the securities or indebtedness of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise; (c) to engage in any hedging or similar transactions with respect to securities or indebtedness of the Issuer; (d) to encourage the Issuer to undertake strategic transactions, including (x) business combinations, dispositions and the sale or acquisition of real estate and other assets, and (y) financing transactions, in each case including transactions in which the Reporting Persons or their affiliates may seek to participate and potentially engage in, as a purchaser, seller, lender, investor or in other counterparty capacity; (e) to facilitate the internalization of the Issuer’s management and/or corporate governance functions; or (f) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D.

Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) (b) As of the filing of this Schedule 13D, Fund VI has not yet completed the acquisition of the Acquired Shares, which is expected to occur on or before May 19, 2020. However, under applicable federal securities rules and regulations, the Reporting Persons could be deemed to already beneficially own the Acquired Shares as a result of having entered into the Investment Agreement. Such Acquired Shares represent 7.5% of the Issuer’s Common Stock outstanding. Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon (i) the 54,112,374 shares of Common Stock outstanding as of May 4, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2020, filed by the Issuer with the Securities and Exchange Commission on May 11, 2020, plus (ii) the 4,400,000 to be issued to Fund VI pursuant to the Investment Agreement. Each of the Reporting Persons shares voting and dispositive power over the Acquired Shares of Common Stock to be held directly by Fund VI. Each of the Reporting Persons disclaim beneficial ownership of the Acquired Shares prior to and after the issuance of the Acquired Shares except to the extent of their pecuniary interest therein.

(c) Except for the planned acquisition of the Acquired Shares pursuant to the Investment Agreement, there have been no transactions in the shares of Common Stock during the sixty (60) days prior to the date of this Schedule 13D by any of the Reporting Persons.

(d) Except as provided below, no person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock referred to in this Item 5. The limited partners of Fund VI have the right to participate in the receipt of certain dividends and proceeds from the sale of the Common Stock, in each case in accordance with their respective limited partnership interests.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The response to Item 4 is incorporated herein by reference.

Termination and Settlement Agreement

On February 17, 2020, BAF Holdings, LLC, an indirect wholly-owned subsidiary of Fund VI (“Parent”), BAF Sub, LLC, a wholly-owned direct subsidiary of Parent (“Merger Sub”) and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Issuer was to be merged with and into Merger Sub on the terms and subject to the conditions set forth in the Merger Agreement. On May 4, 2020, Parent, Merger Sub and Fund VI, on the one hand, and the Issuer, on the other hand, entered into a Termination and Settlement Agreement (the “Termination and Settlement Agreement”), pursuant to which, among other things, Parent paid $25 million in cash to the Issuer and the Merger Agreement was terminated by mutual written consent of the Issuer and Parent. Under the Termination and Settlement Agreement, the parties agreed to release each other from all claims and actions arising out of or related to the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, the Debt Commitment Letter, and the Voting Agreements (as such terms are defined in the Merger Agreement) or the transactions or payments contemplated by any of the foregoing.

A copy of the Termination and Settlement Agreement is attached as Exhibit 1 and incorporated herein by reference. The foregoing description of the Termination and Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Investment Agreement

On May 4, 2020, in connection with the Termination and Settlement Agreement, Fund VI entered into an Investment Agreement (the “Investment Agreement”) with the Issuer, pursuant to which, among other things, the Issuer agreed to issue and sell to Fund VI, and Fund VI agreed to purchase, the Acquired Shares from the Issuer at a price of $12.50 per share for an aggregate cash purchase price of $55 million. The closing of the transaction will be scheduled as promptly as practicable and no later than May 19, 2020. Capitalized terms used and not defined in this portion of Item 6 have the meanings set forth in the Investment Agreement.

Sales of Assets; Financing

The Investment Agreement provides that for the one-year period following the Closing Date, (i) to the extent the Issuer or any of its Subsidiaries determines to pursue a sale of assets representing 5% or more of the assets of the Issuer and its Subsidiaries, taken as a whole (based on book value) (excluding a transaction that, if consummated, would result in a change of control of the Issuer) (an “Asset Sale Transaction”), the Issuer will inform Fund VI of its intent to pursue such an Asset Sale Transaction and provide Fund VI with the opportunity to participate in the process related to such Asset Sale Transaction and (ii) to the extent the Issuer or any of its Subsidiaries determines to pursue a debt or equity financing transaction (including a new or replacement credit facility, note, an issuance of debt securities, preferred shares, warrants or other equity-linked securities), for an amount representing 5% or more of the equity market capitalization of the Issuer (a “Financing Transaction”), the Issuer will inform Fund VI of its intent to pursue such a Financing Transaction and provide Fund VI with the opportunity to participate in the process related to such Financing Transaction; provided, that in no event shall the Issuer be obligated to enter into an Asset Sale Transaction or Financing Transaction with Fund VI by virtue of the Investment Agreement.

Standstill

Fund VI has also agreed to customary standstill restrictions for the two-year period following the acquisition of the Acquired Shares, including that Fund VI and its Affiliates will not acquire any equity securities of the Issuer, any securities convertible into or exchangeable for any such equity securities, any options or other derivative securities or contracts or instruments in any way related to the price of the Common Stock (subject to exceptions for any broad-based index options, broad-based index future, broad-based publicly traded market baskets and trading in (or with respect to) securities of other industry participants), except that Fund VI and its Affiliates, following the Closing, subject to Section 7.2 of the Issuer’s Articles of Restatement, as amended, may acquire additional shares of Common Stock so long as Fund VI and its Affiliates beneficially own, in the aggregate, no more than 9.8% of the Issuer’s then-outstanding shares of Common Stock.

Voting Agreement

Fund VI also agreed that until the two-year anniversary of the Closing Date, for so long as Fund VI owns any Common Stock, at each meeting of the stockholders of the Issuer, Fund VI will vote (i) in favor of each director nominated and recommended by the Board (or a duly authorized committee thereof) for election at any such meeting, (ii) against any stockholder nominations for directors which are not approved and recommended by the Board (or a duly authorized committee thereof) for election at any such meeting and (iii) otherwise in accordance with the Board’s recommendation on all proposals properly brought before any meeting of stockholders of the Issuer.

Transfer Restrictions

Fund VI further agreed that until the first anniversary of the Closing Date, Fund VI will not Transfer any of the Acquired Shares other than to a Permitted Transferee and beginning on the first anniversary of the Closing Date, Fund VI may Transfer up to 1,100,000 of the Acquired Shares (on a cumulative basis) in each of the calendar quarters following the one-year anniversary of the Closing Date. The Investment Agreement provides that all restrictions on Transfer automatically terminate on the earlier of (x) the date that is the second anniversary of the Closing Date and (y) a customary change of control fall-away.

A copy of the Investment Agreement is attached as Exhibit 2 and incorporated herein by reference. The foregoing description of the Investment Agreement does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Promissory Note

On May 4, 2020, in connection with the Termination and Settlement Agreement, Amherst SFRP VI REIT, LLC, an affiliate of Fund VI (the “Amherst Noteholder”), entered into a Non-Negotiable Promissory Note (the “Promissory Note”) with the Issuer, pursuant to which, among other things, the Amherst Noteholder committed to make advances from time to time to the Issuer in an aggregate principal amount of up to $20 million.

The Promissory Note matures on May 4, 2022 and the outstanding principal balance thereof bears interest at LIBOR plus 5.00% per annum. Advances under the Promissory Note are available in multiple draws with minimum draw increments of $500,000, subject to prior written notice and absence of an event of default. Amounts under the Promissory Note can be repaid at any time and from time to time, without premium or penalty, and amounts repaid may be reborrowed.

The Promissory Note contains a limited set of customary representations and warranties, covenants and events of default, and does not contain any financial covenants.

A copy of the Promissory Note is attached as Exhibit 3 and incorporated herein by reference. The foregoing description of the Promissory Note does not purport to be complete and is qualified in its entirety by reference to such exhibit.

Joint Filing Agreement

On May 13, 2020, the Reporting Persons entered into a Joint Filing Agreement pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. Such Joint Filing Agreement is attached hereto as Exhibit 4.

Other Commercial Transactions

The Reporting Persons and their affiliates have in the past entered into, and in the future may enter into, commercial transactions with the Issuer and its subsidiaries in connection with their respective real estate ownership, management and financing operations (including, without limitation, the purchase, sale and financing of portfolios of single family residential homes).

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

1	Termination and Settlement Agreement, dated as of May 4, 2020, by and among Front Yard Residential Corporation, BAF Holdings, LLC, BAF Sub, LLC, and Amherst Single Family Residential Partners VI, LP.

2	Investment Agreement, dated as of May 4, 2020, by and between Front Yard Residential Corporation and Amherst Single Family Residential Partners VI, LP.

3	Non-Negotiable Promissory Note, issued May 4, 2020, by and between Front Yard Residential Corporation and Amherst SFRP VI REIT, LLC.

4	Joint Filing Agreement, dated May 13, 2020, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2020

AMHERST SINGLE FAMILY RESIDENTIAL PARTNERS VI, LP

By: Amherst SFRP VI GP, LLC, its general partner

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST SFRP VI GP, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: Vice President and Secretary

AMHERST RESIDENTIAL, LLC

By:	/s/ Joseph Gatti
Name: Joseph Gatti
Title: EVP and Secretary

AMHERST HOLDINGS, LLC

By:	/s/ Scot Hughes
Name: Scot Hughes
Title: EVP and Secretary

SCHEDULE A

Amherst Residential, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Sean Dobson Director	Chief Executive Officer Amherst Holdings, LLC	c/o Amherst Residential, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Andrew Flahive Director	President Amherst Residential, LLC	c/o Amherst Residential, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Eric Rosenzweig Director	Partner Stone Point Capital	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	USA

Michael Conboy Director	Partner Luxor Capital Group, LP	c/o Luxor Capital Group, LP 1114 Avenue of the Americas, 28th Floor New York, NY 10036	USA

Amherst Holdings, LLC

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Sean Dobson Director	Chief Executive Officer Amherst Holdings, LLC	c/o Amherst Holdings, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Steve Gorman Director	Retired	c/o Amherst Holdings, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Steve Coale Director	Senior Managing Director Amherst Pierpont Securities	c/o Amherst Holdings, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Deborah Shelling Director	Managing Director, Acquisitions Amherst Residential, LLC	c/o Amherst Holdings, LLC 5001 Plaza on the Lake, Suite 200 Austin, Texas 78746	USA

Nicholas Zerbib Director	Senior Principal Stone Point Capital	c/o Stone Point Capital LLC 20 Horseneck Lane Greenwich, CT 06830	USA